UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-42536

Wetour Robotics Limited

(Translation of registrant’s name into English)

Room 7003

3300 N Interstate 35 Ste 700

Austin, TX 78705

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Information Contained in this Form 6-K Report

Change of Auditor

On September 30, 2026, Wetour Robotics Limited (the “Company”) dismissed Marcum Asia CPAs LLP (“Marcum Asia”), and appointed Edston Global PAC (“Edston”) as its independent registered public accounting firm, effective on the same day. The appointment of Edston was made, after careful consideration by the Company, and has been approved by the board of directors and the audit committee of the board. The Company’s decision to make this change was not the result of any disagreement between the Company and Marcum Asia on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

The audit reports of Marcum Asia on the consolidated financial statements of the Company as of and for the fiscal years ended June 30, 2024 and 2025 did not contain an adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope, or accounting principles. Furthermore, during the Company’s two most recent fiscal years and the subsequent interim period through September 30, 2026, there were no disagreements with Marcum Asia on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to Marcum Asia’s satisfaction, would have caused Marcum Asia to make reference to the subject matter of the disagreement in connection with its report on the Company’s financial statements for such periods. During the Company’s two most recent fiscal years and the subsequent interim period through September 30, 2026, there were no “reportable events” as that term is described in Item 16F(a)(1)(v) of Form 20-F, other than the material weaknesses reported by management in the annual report on Form 20-F for the fiscal year ended June 30, 2025, filed with the U.S. Securities and Exchange Commission (“SEC”) on October 30, 2025. The material weaknesses identified relate to: (i) lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address U.S. GAAP technical accounting issues and prepare and review financial statements and related disclosures in accordance with U.S. GAAP and reporting requirements set forth by the SEC; and (ii) lack of sufficient controls designed and implemented in IT environment and IT general control activities, mainly associated with areas of access logical security, system change management, IT operations and cyber security monitoring activities.

During the two most recent fiscal years and any subsequent interim periods through September 30, 2026, neither the Company, nor someone on behalf of the Company, has consulted Edston regarding either (a) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report was provided to the Company or oral advice was provided that Edston concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (b) any matter that was the subject of a disagreement as defined in Item 16F(a)(1)(iv) of Form 20-F and related instructions to Item 16F of Form 20-F, or any reportable events as described in Item 16F(a)(1)(v) of Form 20-F.

The Company has provided Marcum Asia with a copy of the above disclosure and requested that Marcum Asia furnish a letter addressed to SEC stating whether or not it agrees with the above statements. A copy of Marcum Asia’s letter is filed hereto as Exhibit 16.1 to this Form 6-K.

EXHIBIT INDEX

Number	Description of Exhibit

16.1	Letter of Marcum Asia CPAs LLP to the U.S. Securities and Exchange Commission dated September 30, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Wetour Robotics Limited

By:	/s/ Nan Zheng
Name:	Nan Zheng
Title:	Chief Executive Officer

Date: September 30, 2026

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